UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14F-1/A

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

youticket.com, inc.
(Exact name of registrant as
specified in its corporate charter)

1-28733
Commission File No.

Nevada	88-0430607
(State of Incorporation)	(IRS Employer Identification No.)

4456 Corporation Lane, Suite 134
 Virginia Beach, VA  23462
 (Address of principal executive offices)

(757) 497-8899
(Issuer's telephone number)

YOUTICKET.COM, INC.
 4456 Corporation Lane, Suite 134
 Virginia Beach, VA  23462
 (757) 497-8899

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

            This amended Information Statement is being mailed on or about November 7, 2002 to the holders of shares of common stock, par value $0.0001 (the “Common Stock”) of youticket.com, inc., a Nevada corporation (“YTIX” or the “Company”), as of June 11, 2002.  You are receiving this Information Statement in connection with the possible elections of persons designated by the majority of the Company's stockholders to fill all of the seats on the Company’s Board of Directors (the “Board”).  This Information Statement was originally filed with the Commission on March 1, 2002.  Due to certain erroneous information contained in that filing, regarding the ownership of certain shares of the Company, the Company is filing this amended document.  The Company has not undertaken to update all of the information in this amended Information Statement, but instead has updated only those areas that were mistaken when this statement was first filed.  Please read all of the Company’s filings with the Commission in conjunction with this Information Statement.

            On September 30, 2001, the Company entered into a Reorganization and Stock Purchase Agreement (the “Agreement”) with Sobik’s International Franchising, Inc. (“Sobik’s”), and Weight Loss Forever International, Inc. (“WLF”), which resulted in a restructuring of the Company's management, Board of Directors, and ownership.

            Pursuant to the terms of the Agreement, Sobik’s sold 10,304,200 shares of WLF common stock, representing at that time 100% of the outstanding common stock of WLF, to the Company. As consideration for the purchase of the shares, the Company issued and granted 26,004,716 shares of the Company’s common stock, representing in excess of 80% of the Company’s outstanding common stock, to Sobik’s, which Sobik’s received on behalf of Sobik’s and others.  Pursuant to prior agreements between Sobik’s and certain third parties, Sobik’s immediately transferred 23,007,348 shares of the Company’s common stock to the third parties, including 7,129,037 shares that were placed with L. Van Stillman, Esq., as escrow agent, to be allocated to several persons responsible for this transaction, and retained 2,997,368 shares of the Company’s common stock, representing approximately 9.87% of the Company’s then outstanding common stock.  Due to subsequent stock issuances by the Company, Sobik’s 2,997,368 shares of common stock now represents approximately 7.7% of the Company’s common stock.

            On December 4, 2001, in accordance with the Agreement, the Board of Directors received a letter of resignation from its sole Board member, Mr. Donald A. Mitchell, which is effective upon the appointment of a new Board of Directors.  Pursuant to the Agreement, Sobik’s requested that Christopher Swartz and John Martin be appointed as directors.  The Company, in accordance with Sobik’s request, appointed Mr. Swartz and Mr. Martin (the “Appointees”) as directors.  The Appointees will not take office until at least ten days after this Information Statement is mailed to all Company shareholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder.  Mr. Martin and Mr. Swartz are currently officers of the Company.

You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

            As of January 16, 2002, after taking into consideration the issuance of 26,004,716 shares of Common Stock issued to Sobik’s pursuant to the Agreement described above, there were 30,755,895 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

            The following table sets forth, as of January 16, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Common Stock	Sobik’s International Franchising, Inc. 300 International Parkway, Suite 100 Heathrow, FL 32745	2,997,368	9.75%
Common Stock	Donald A. Mitchell (2) (3) c/o Int’l Investment Banking, Inc. 2101 W. State Rd, # 221 Longwood, FL 32779	66,667	Less than 1%
Common Stock	Christopher Swartz (2) (4) (5) c/o Sobik’s International Franchising, Inc. 300 International Parkway, Suite 100 Heathrow, FL 32745	-0-	0%
Common Stock	John Martin (2) (5) c/o Sobik’s International Franchising, Inc. 300 International Parkway, Suite 100 Heathrow, FL 32745	6,703,656	21.80%
Common Stock	Marcia Martin c/o Weight Loss Forever 4456 Corporation Lane, Suite 134 Virginia Beach, FL 23462	2,787,231	9.06%
Common Stock	Richard Michael 2100 Mediterranean Avenue, #39 Virginia Beach, CA 23451	2,916,424	9.48%
Common Stock	L. Van Stillman, Esq. (6) Escrow Agent 1177 George Bush Blvd., Suite 308 Delray Beach, FL 33483	7,129,037	23.18%
	All Officers and Directors as a Group (3 Persons)	6,770,323	22.01%

(1)            Based on 30,755,895 shares of common stock outstanding.

(2)            Indicates an Officer or Director of the Company.

(3)            Mr. Mitchell submitted his resignation as an officer and director of youticket.com, inc., on December 4, 2001.  His resignation as an officer was effective immediately.  His resignation as a director will be effective after the applicable filings with the SEC have been filed and any applicable waiting periods have passed for the new directors to take office.

(4)            Mr. Swartz is President of Sobik's International Franchising, Inc. and its parent company, Ultimate Franchise Systems, Inc.

(5)            Mr. Martin will be Chairman of the Board and Mr. Swartz will be a director after the applicable filings with the SEC have been filed and any applicable waiting periods have passed for the new directors to take office. Mr. Martin is currently President of the Company and Mr. Swartz is Secretary and Treasurer.

(6)            Mr. Stillman is escrow agent for several beneficial owners of the Company's common stock.  The shares have not yet been issued because the specific number of shares to be allocated among the beneficial owners has not been finally determined.  None of the beneficiaries of the escrow agreement will own, upon final allocation, more than 5% of the Company's stock.

Changes in Control

            On September 30, 2001, the Company entered into the Agreement with Sobik’s as described herein, which results in a restructuring of the Company's management, Board of Directors, and ownership.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

            The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

            The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)
Donald A. Mitchell (1)	67	Director
John Martin (2) (3)	60	Chairman of the Board and President
Christopher Swartz (2) (3)	31	Director, Secretary and Treasurer

(1)           Outgoing Director

(2)           Incoming Director

(3)           Mr. Martin was appointed as the Company's President on December 4, 2001.  Mr. Swartz was appointed as the Company's Secretary and Treasurer on February 12, 2002, but effective retroactive back to December 4, 2001.

            John Martin will be the Chairman of the Board effective ten days after this Information Statement is filed and delivered.  Mr. Martin was appointed as the Company’s President on December 4, 2001.  Mr. Martin is the founder and President of Weight Loss Forever International, Inc.  He has been President of Weight Loss Forever International, Inc. for over the last five years.  As President of Weight Loss Forever International, Inc., Mr. Martin is responsible for overseeing the corporate stores, compliance by the franchise units and all corporate governance.  Mr. Martin also helped formulate a line of natural herb products that have proven effective in the Weight Loss Forever Program.

            Christopher Swartz will be a director effective ten days after this Information Statement is filed and delivered.  Mr. Swartz was appointed as the Company’s Secretary and Treasurer on December 4, 2001.  Mr. Swartz is also Chairman, President and Chief Executive Officer of Ultimate Franchise System, Inc. and has held each position since April 1996.  Mr. Swartz has also served, since December 1997, as Chairman and Chief Executive Officer of Sobik's International Franchising, Inc., a subsidiary of Ultimate Franchise Systems, Inc.  Mr. Swartz has also been Chairman, President and Chief Executive Officer of JRECK Subs, Inc. since September 1994.  Mr. Swartz is on the Board of Directors of the Florida Restaurant Association and has won multiple National leadership awards from the National Republican Committee.  Mr. Swartz is a 1992 honors graduate from Syracuse University.

            Pursuant to the terms of the Agreement, the Company issued 26,004,716 shares of the Company’s common stock, representing, after the issuance of the shares and the issuance of other shares to retire youticket.com debt, 80% of the outstanding common stock, to Sobik’s in exchange for 10,304,200 shares of WLF common stock, representing 100% of WLF’s then outstanding common stock.  Pursuant to prior agreements between Sobik’s and certain third parties, Sobik’s immediately transferred 23,007,348 shares of the Company’s common stock to the third parties, including 7,129,037 shares that were placed with L. Van Stillman, Esq., as escrow agent, to be allocated to several persons responsible for this transaction, and retained 2,997,368 shares of the Company’s common stock, representing approximately 9.87% of the Company’s then outstanding common stock.  Due to subsequent stock issuances by the Company, Sobik’s 2,997,368 shares of common stock now represents approximately 7.7% of the Company’s common stock.

            On December 4, 2001, in accordance with the Agreement, the Board of Directors received a letter of resignation from its President, Secretary and Treasurer, Mr. Donald A. Mitchell, which was effective immediately.  Pursuant to the Agreement and Mr. Mitchell’s resignation, The Board of Directors appointed Mr. John Martin as President of the Company and appointed Mr. Christopher Swartz as Secretary and Treasurer of the Company.

            On December 4, 2001, in accordance with the Agreement, the Board of Directors received a letter of resignation from its sole Board member, Mr. Donald A. Mitchell, which is effective upon the appointment of a new Board of Directors.  Pursuant to the Agreement, Sobik’s requested that Christopher Swartz and John Martin be appointed as directors.  The Company, in accordance with Sobik’s request, appointed Mr. Swartz and Mr. Martin (the “Appointees”) as directors.  The Appointees will not take office until at least ten days after this Information Statement is mailed to all Company shareholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

            Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

            To the Company's knowledge, the only delinquencies arise from the transactions explained above, including the recent appointment of Mr. Martin and Mr. Swartz as officers of the Company and soon to be directors of the Company.  All of the identified parties are, or have confirmed with the Company that they will be, brought current with respect to their obligations hereunder.

Board Meetings and Committees

            During the fiscal year ended December 31, 2001, the Board of Directors met on two occasions and took written action on approximately twenty-five occasions.  All the members of the Board attended the meetings.  The written actions were by unanimous consent.

            The Board of Directors has an Audit Committee to review the internal accounting procedures of the Company and to consult with and review the services provided by the Company's independent accountants, although they have not adopted a formal charter.  Due to the resignation of Mr. Mitchell and the fact new Directors will be taking office the Directors that will serve on the Audit Committee have not been determined.  The Audit Committee has not held any meetings or taken any action as of the date hereof.

            There are no other committees.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

            We currently do not pay any cash salaries to Mr. Donald Mitchell for his services as a director.  The Company also does not currently pay any cash salaries to Mr. John Martin or Mr. Christopher Swartz for their services as officers or directors.  We also have not issued Mr. Mitchell options as compensation for his services.

            On October 30, 2000, the Company entered into a consulting agreement with Donald A. Mitchell for management services related to the operations of the Company.  Under the terms of the agreement, Mr. Mitchell received 2,000,000 shares of Common Stock.  The agreement was for a term of one year, and may be terminated by either party, with or without cause, on thirty days written notice.

            A director who is an employee does not receive any cash compensation as a director.  There is no plan in place for compensation of persons who are directors who are not employees of the Company.

Summary Compensation Table

            The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 2000 and 2001.  Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years.  The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Donald A.Mitchell (1) (Director)	2001	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2000	-0-	-0-	-0-	-0-	-0-	-0-	-0-
John Martin (2) (President)	2001	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Christopher Swartz (3) (Secretary, Treasurer)	2001	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Jeffrey M. Harvey (4) (President, Director)	2001	19,384.56	-0-	12,000	-0-	-0-	-0-	-0-
	2000	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Byron Rambo (5) (Director)	2001	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2000	-0-	-0-	-0-	-0-	-0-	-0-	-0-
LeAnna Sidhu (7) (Chairperson, President)	2000	36,000	-0-	-0-	-0-	390,000	-0-	-0-
	1999	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Virginia Thompson (8) (Director)	2001	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2000	-0-	-0-	-0-	-0-	150,000	-0-	-0-
	1999	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Alexander H. Williams (9) (Director)	2001	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2000	-0-	-0-	-0-	-0-	100,000 (10)	-0-	-0-
	1999	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Carl Dilley (11)	2001	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)       Mr. Mitchell is the currently the only director.  Mr. Mitchell submitted his resignation on December 4, 2001, effective upon new directors taking office, which will occur after this filing with the SEC filings and the applicable waiting period, which is 20 days after this filing.

(2)       Mr. Martin has been appointed as a director of Company, which will be effective after this filing with the SEC and the applicable waiting period, which is 20 days after this filing.

(3)       Mr. Swartz has been appointed as a director of Company, which will be effective after this filing with the SEC and the applicable waiting period, which is 20 days after this filing.

(4)       Mr. Harvey resigned as an officer, director and employee of the Company effective September 30, 2001.

(5)       Mr. Rambo resigned as a Director of the Company in 2001.

(6)       Ms. Buckholder resigned as an officer and director of the Company effective September 4, 2001.

(7)       Ms. Sidhu resigned as an officer, director, and employee of the Company effective August 2000.

(8)       Ms. Thompson resigned as a director of the Company in 2001.

(9)       Mr. Williams resigned as a director of the Company effective June 4, 2001.

(10)    At the time Mr. William’s resigned his 100,000 options were not vested and therefore expired.

(11)    Mr. Dilley was appointed as a director of the Company in June 2001.  Mr. Dilley resigned as a director of the Company effective September 30, 2001.

OPTION/SAR GRANTS IN LAST FISCAL YEAR (Individual Grants)
Name	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees In Fiscal Year	Exercise of Base Price ($/Sh)	Expiration Date
Donald A. Mitchell	-0-	-0-	-0-	-0-
John Martin	-0-	-0-	-0-	-0-
Christopher Swartz	-0-	-0-	-0-	-0-
Jeffrey M. Harvey	-0-	-0-	-0-	-0-
Byron Rambo	-0-	-0-	-0-	-0-
Maria Burkholder	-0-	-0-	-0-	-0-
LeAnna Sidhu	-0-	-0-	-0-	-0-
Virginia Thompson	-0-	-0-	-0-	-0-
Alexander H. Williams	-0-	-0-	-0-	-0-

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Unexercised Securities Underlying Options/SARs At FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-The- Money Option/SARs At FY-End ($) Exercisable/Unexercisable
Donald A. Mitchell	-0-	-0-	-0-	-0-
John Martin	-0-	-0-	-0-	-0-
Christopher Swartz	-0-	-0-	-0-	-0-
Jeffrey M. Harvey	-0-	-0-	-0-	-0-
Byron Rambo	-0-	-0-	-0-	-0-
Maria Burkholder	-0-	-0-	-0-	-0-
LeAnna Sidhu	-0-	-0-	-0-	-0-
Virginia Thompson	-0-	-0-	-0-	-0-
Alexander Williams	-0-	-0-	-0-	-0-

Compensation of Directors

            The Directors have not received any compensation for serving in such capacity, and the Company does not currently contemplate compensating its Directors in the future for serving in such capacity.

By order of the Board of Directors

/s/ John Martin
______________________________

John Martin, President